February 14, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Ms. Kimberly Landry
Chief Executive Officer
Luna Technologies International, Inc.
61B Fawcett Road
Coquitlam, British Columbia, Canada V3K 6V2

Re:	Luna Technologies International, Inc.
	Preliminary Information Statement on Schedule 14C
	Filed January 27, 2006
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004
	and Subsequent Quarterly Reports on Form 10-QSB
	File No. 0-29991

Dear Ms. Landry:

	We limited our reviews of the preliminary proxy statement, the annual report, and the subsequent quarterly reports to the comments below. No further review of the filings has been or will be made.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


Pre14C

1. Disclosure indicates that Luna Technologies International, Inc.
or
Luna is seeking written consent to amend its certificate of incorporation to increase the number of authorized capital from 35 million to 110 million shares, of which 100 million will be common stock and 10 million will be preferred stock. Disclosure indicates also that Luna has allocated and plans to register 35,383,956 shares, based upon current prices, to cover the conversion of its secured convertible notes. Luna must provide the information required by
Item 11 of Schedule 14A, including the financial and other information required by Item 13(a) of Schedule 14A. See Item 1 of
Schedule 14C.  Please revise.

2. It is unclear from the table on page 2 that a majority of the shareholders have consented to the actions specified in the information statement. Please illustrate how you have determined that you have received the required number of consents. Alternatively, amend on Schedule 14A. If you have the requisite number of votes or consents, you should highlight this in the disclosure and identify the individuals who have provided the necessary approval.

Secured Convertible Notes, page 3

3. Disclosure that investors are obligated to provide you with an aggregate of $4 million appears inconsistent with disclosure elsewhere that the amount is $1 million. Please advise.

4. Please provide the basis for the statement in the risk factor on page 4 that the shares issuable upon conversion of the secured convertible notes and upon exercise of the warrants may be sold without restriction.

10-KSB

Item 8A.  Controls and Procedures

5. The next comment is applicable also to the 10-QSBs for March
31,
2005, June 30, 2005, and September 30, 2005.  See Item 3 of Form
10-
QSB.

6. We note your statement that your chief executive officer and your chief financial officer evaluated the effectiveness of your disclosure controls and procedures and in her opinion the disclosure controls and procedures ensure that material information is made known to her to allow timely decisions on required disclosure. It does not appear that your chief

	executive officer and your principal financial officer
reached a
conclusion that your 	disclosure controls and procedures are
effective.  Please revise to address your certifying 	officers`
conclusions on the effectiveness of your disclosure controls and procedures.

Exhibit 31

7. You may not alter the language of the certifications required by section 302 of the Sarbanes-Oxley Act of 2002 and our rules on that section. See Item 601(b)(31) of Regulation S-K. Since your certification language must conform exactly to the applicable rules, we have the comments immediately below.

8. You include the individual`s title in your certifications where you are instructed to insert the certifying individual`s identity. The certifying officers are required to certify in their personal capacity. See paragraph 1 of Item 601(b)(31) of Regulation S-B. Please revise.

9. Your certifying officers state in paragraph 4(b) that they "evaluated the effectiveness of the registrant`s disclosure controls and procedures as of a date within 90 days prior to the filing of this year end report." Revise so that paragraph 4(b) reads that your certifying officers "evaluated the effectiveness of the small business issuer`s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation." See paragraph 4(c) of Item 601(b)(31) of Regulation S-B.

10. Please delete paragraph 4(c) because the revised paragraph
4(b)
must contain that information.  See paragraph 4(c) of Item
601(b)(31)
of Regulation S-B.

11. Your certifying officers state in paragraph 5(a) that they have disclosed "all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant`s ability to record, process, summarize and report financial data and have identified for the registrant`s auditors any material weaknesses in internal controls." Revise so that paragraph 5(a) reads that your certifying officers have disclosed "All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer`s ability to record, process, summarize and report financial information." See paragraph 5(a) of
Item 601(b)(31) of Regulation S-B.

12. Please delete paragraph 6 because that information is not required in the certifications. See Item 601(b)(31) of Regulation S-
B.


Closing

	As appropriate, amend the filings and respond to these comments within 10 business days. Alternatively, tell us within 10 business days when you will provide us a response. To expedite our review, Luna may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If Luna thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Luna and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Luna in which Luna acknowledges that:

* Luna is responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Luna may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Luna provides us in our review of the filings or in response to our comments on the filings.


	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Gregory Sichenzia, Esq.
	Marcelle S. Balcombe, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Ms. Kimberly Landry
February 14, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE